PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Tweedy, Browne Company LLC (“Tweedy, Browne”), intending to be legally bound, hereby agree with each other as follows:

1. The Trust hereby offers Tweedy, Browne and Tweedy, Browne hereby purchases one (1) share (the “Share”) of the Tweedy, Browne International Insider + Value ETF (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on August 21, 2025.

2. The Trust hereby acknowledges receipt from Tweedy, Browne of funds in the amount of $10 in full payment for the Share.

3. Tweedy, Browne represents and warrants to the Trust that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of August 21, 2025.

The RBB Fund Trust

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer and Secretary

Tweedy, Browne Company LLC

By:	/s/ Jason Minard
Name:	Jason Minard
Title:	Managing Director